[GRAPHIC OMITTED]
                               [GRAPHIC OMITTED]

                                                  Richard M. Ubinger
                                                  Phone: 412-257-7606
                                                  Fax:  412-257-7640

Via Federal Express and EDGAR

August 6, 2008

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., MS 7010
Washington, D.C.  20549-7010

         Re:   Universal Stainless & Alloy Products, Inc.

               Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 7, 2008 Schedule 14A Filed on April 21, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2008 File Number 0-25032

Dear Mr. O'Brien:

     This letter sets forth the responses of Universal Stainless & Alloy Products, Inc. (the "Company") to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") dated July 31, 2008, with respect to the above referenced filings by the Company. We note that the Staff has completed its review of the Company's Annual Report on Form 10-K and related filings and has no further comments at this time.

     In connection with our response below, the Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


  600 Mayer Street, Bridgeville, PA 15017 phone 412.257.7600 fax 412.257.7640 web www.univstainless.com

Form 10-Q for the Fiscal Quarter Ended March 31, 2008
-----------------------------------------------------


Note 6 - Commitments and Contingencies, page 7
----------------------------------------------


COMMENT NO. 1:

We note your response to the comment in our letter dated July 23, 2008, including the draft disclosure you intend to include in future filings. Specifically, we note that the draft disclosure provides a conclusion that it is remote the outcome of your pending lawsuits and claims will have a material impact to your results of operations but goes on to say that the resolution of one or more lawsuits and/or claims could have a material impact to a fiscal quarter's results of operations. We further note that you intend to include disclosures for lawsuits and claims once you have determined that it is probably or reasonably possible to have a material impact on your consolidated financial statements. We remind you that the resolution of a lawsuit or claims should not be the first time investors are advised of the loss contingency. Further, please disclose in future filings whether the resolution of lawsuits and claims have had a material impact to any of the historical annual and quarterly periods presented. This information will provide an investor with a better understanding of your loss contingencies in assessing materiality.

RESPONSE:

     We respectfully acknowledge the Staff's comment and will endeavor to make appropriate disclosure in future filings of all lawsuits or claims in accordance with paragraphs 9 and10 of SFAS 5 and SAB Topic 5:Y, regardless of whether resolution has been reached with respect to any such lawsuit or claim. In addition, we will disclose in future filings whether the resolution of one or more lawsuits or claims has had a material impact on our results of operations for any of the respective historical periods presented therein.

                                 -------------


Thank you for your consideration.


Sincerely,

/s/ Richard M. Ubinger

Richard M. Ubinger
Vice President of Finance,
Chief Financial Officer and Treasurer